
10013502

PATAPSCO BANCORP



Over 99 Years of Continuous Service



2010 Annual Report

TABLE OF CONTENTS

PATAPSCO BANCORP, INC.

Patapsco Bancorp, Inc. (the "Company") is the holding company for The Patapsco Bank (the "Bank"). The Bank is a Maryland commercial bank operating through five offices located in Dundalk, Parkville, Carney and Glen Arm, Maryland and serving eastern Baltimore County. The principal business of the Bank consists of attracting deposits from the general public and investing these deposits in loans secured by residential and commercial real estate, construction loans, commercial business loans and consumer loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities and noninterest income. Principally operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities provide funds for these activities.

MARKET INFORMATION

The Company's common stock trades under the symbol "PATD" on the OTC Electronic Bulletin Board. There were 1,930,317 shares of common stock outstanding and approximately 361 holders of record at June 30, 2010. Following are the high and low closing sale prices, by fiscal quarter, as reported on the OTC Electronic Bulletin Board during the periods indicated, as well as the dividends declared during each quarter.

	High	Low	Dividends Per Share
Fiscal 2010:			
First Quarter	$ 3.40	$ 2.50	$ .00
Second Quarter	3.50	2.15	.00
Third Quarter	3.15	2.50	.00
Fourth Quarter	3.00	1.80	.00
Fiscal 2009:			
First Quarter	$ 8.90	$ 6.74	$ .07
Second Quarter	7.00	3.55	.00
Third Quarter	4.80	3.00	.02
Fourth Quarter	3.75	2.75	.02

The stated high and low closing sale prices reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.



1301 Merritt Boulevard • Baltimore, Maryland 21222
410-285-1010 • 410-285-6790 Fax

Dear Shareholder,

The directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank respectfully present this 2010 Annual Report to shareholders.

The loss incurred in the fiscal year ended June 30, 2010 resulted from the costs associated with non-performing assets, both loans and foreclosed real estate. These costs include lost interest income, legal fees, write-downs, and costs of acquiring and maintaining foreclosed real estate. Non-performing assets are essentially unchanged from June 30, 2009 to June 30, 2010 however they have decreased by $3.7 million from their March 31, 2010 balance.

Although the Government has determined that the recession ended in June 2009, low economic growth and high unemployment have reduced demand for new loans. As evidenced by our deposit growth, both consumers and small businesses are building liquidity as they wait for more evidence that the economy has turned. In the meantime, our priorities are to manage non-performing assets and return the Company to profitability.

The Board of Directors and management thank you for your continued support.



Thomas P. O'Neill
Chairman of the
Board of Directors



Michael J. Dee
President and
Chief Executive Officer



SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

PATAPSCO BANCORP, INC.

Selected Consolidated Financial Condition Data

	At June 30,	
	2010	2009
	(In thousands)	
Total assets	$ 269,723	$ 268,367
Loans receivable, net	197,169	216,927
Cash and other interest bearing deposits	28,043	19,794
Securities available for sale	25,482	16,084
Deposits	228,789	207,795
Borrowings	22,100	39,300
Stockholders' equity	17,370	19,692

Selected Consolidated Operating Data

	Year Ended June 30,	
	2010	2009
	(In thousands, except for per share amounts)	
Interest income	$ 13,840	$ 15,697
Interest expense	5,382	7,059
Net interest income before provision for loan losses	8,458	8,638
Provision for loan losses	3,701	5,902
Net interest income after provision for loan losses	4,757	2,736
Non-interest income	771	841
Non-interest expense:		
Compensation and employee benefits	4,390	4,400
Professional fees	727	423
Federal deposit insurance assessments	509	347
Equipment expenses	210	306
Net occupancy costs	580	603
Advertising	42	66
Data processing	428	468
Amortization of core deposit intangible	52	51
Telephone, postage and delivery	289	297
Provision for losses on and cost of real estate acquired through foreclosure	1,358	9
Goodwill impairment charge	-	2,954
Other	802	764
Total noninterest expenses	9,387	10,688
Loss before benefit for income taxes	(3,859)	(7,111)
Income tax benefit	(1,510)	(1,645)
Net loss	(2,349)	(5,466)
Preferred stock dividends	327	173
Net loss available for common shareholders	$ (2,676)	$ (5,639)
Net loss per share of common stock		
Basic	$ (1.39)	$ (2.93)
Diluted	$ (1.39)	$ (2.93)

KEY OPERATING RATIOS

PATAPSCO BANCORP, INC.

	At or For the Year Ended June 30,		
	2010	2009	2008
Performance Ratios:			
Return on average assets (net (loss) income divided by average total assets)	(0.89)%	(2.05)%	0.53%
Return on average stockholders' equity (net (loss) income divided by average stockholders' equity)	(11.98)	(24.45)	7.13
Interest rate spread (weighted average interest rate earned less weighted average interest rate cost)	3.26	3.20	3.23
Net interest margin (net interest income divided by average interest-earning assets)	3.40	3.44	3.51
Ratio of average interest-earning assets to average interest-bearing liabilities	106.27	108.61	107.91
Ratio of noninterest expense to average total assets	3.54	4.00	2.83
Asset Quality Ratios:			
Non-accrual loans to loans receivable	4.85%	5.11%	1.10%
Allowance for loan losses to total loans	1.76	1.37	0.80
Allowance for loan losses to nonperforming loans	36.26	26.89	72.40
Net charge-offs to average loans outstanding	1.49	2.03	0.53
Capital Ratios:			
Stockholders' equity to total assets at end of period	6.44%	7.34%	7.42%
Average stockholders' equity to average assets	7.39	8.37	7.41
Dividends declared per common share to diluted net income per common share	nm (2)	nm (2)	39.44
Tier one leverage ratio (1)	7.76	7.98	7.63
Tier one capital to risk-weighted assets (1)	11.09	10.33	9.56
Total regulatory capital to risk-weighted assets (1)	12.35	11.58	10.45

(1) Bank level ratios.
(2) nm = not meaningful

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans, investment securities, and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits, advances from the Federal Home Loan Bank of Atlanta and junior subordinated debentures. The net interest income earned on average interest-earning assets ("net interest margin") and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on net interest income. The Company's net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis than its interest-bearing liabilities. To a lesser extent, the Company's results of operations are also affected by the amount of its noninterest income, including loan fees and service charges, and levels of noninterest expense, which consists principally of compensation and employee benefits, insurance premiums, professional fees, equipment expense, occupancy costs, advertising, data processing and other operating expenses.

The Company's operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in the Company's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and the Risk Factors set forth in Item 1A of the Company's Annual Report on Form 10-K for the year ended June 30, 2010 that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the consolidated financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. These estimates, assumptions and judgments are necessary when financial instruments are required to be recorded at fair value or when the decline in the value of an asset carried on the balance sheet at historic cost requires an impairment write-down or a valuation reserve to be established.

The allowance for loan losses ("allowance") represents an amount, that in the judgment of management, will be adequate to absorb probable losses on outstanding loans and leases that may become uncollectible. The allowance represents an estimate made based upon two principles of accounting: (1) ASC 450, "Contingencies", that requires losses to be accrued when their occurrence is probable and estimable, and (2) ASC 310,"Receivables", that requires losses be accrued when it is probable that the lender will not collect all principal and interest when due under the original terms of the loan. The adequacy of the allowance is determined through careful evaluation of the loan portfolio. This determination is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience and consideration of the current economic environment and other qualitative factors that may be subject to change. Loans and leases deemed uncollectible are charged against the allowance and recoveries of previously charged-off amounts are credited to it. The level of the allowance is adjusted through the provision for loan losses that is recorded as a current period expense.

The methodology for assessing the appropriateness of the allowance includes a specific allowance, a formula allowance and a nonspecific allowance. The specific allowance is for risk rated non-homogeneous credits on an individual basis. The formula allowance reflects historical losses by credit category. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the specific allowance or the formula allowance. The factors used in determining the nonspecific allowance include trends in delinquencies, trends in volumes and terms of loans, the size of loans relative to the allowance, concentration of credits, the quality of the risk identification system and credit administration and local and national economic trends.

In accordance with the provisions of ASC 310, the Company determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of insignificant delay in payment if the Company expects to collect all amounts due, including past-due interest. The Company generally considers a period of insignificant delay in payment to include delinquency up to and including 90 days. ASC 310 requires that impairment be measured through a comparison of the loan's carrying amount to the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

ASC 310 is generally applicable for all loans except large groups of smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and commercial business loans. In addition, impaired loans are generally loans which management has placed in non-accrual status since loans are placed in non-accrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past due.

Management believes that the allowance is adequate. However, its determination requires significant judgment, and estimates of the probable losses in the loan and lease portfolio can vary significantly from losses that actually occur.

Real estate acquired through foreclosure and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of carrying cost or fair value less estimated costs to sell. Fair value is determined utilizing third party appraisals, broker price opinions or other similar methods. Fair value is updated at least annually and more often if circumstances dictate. Costs relating to holding such property are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

Marketable equity securities and debt securities not classified as held to maturity or trading are classified as available for sale. Securities available for sale are acquired as part of the Company's asset/liability management strategy and may be sold in response to changes in interest rates, loan demand, changes in prepayment risk and other factors. Securities available for sale are carried at fair value, with unrealized gains or losses based on the difference between amortized cost and fair value, reported net of deferred tax, as accumulated other comprehensive income (loss), a separate component of stockholders' equity. Realized gains and losses, using the specific identification method, are included as a separate component of non-interest income. Related interest and dividends are included in interest income. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value through either a charge to earnings or recognized in other comprehensive income depending upon the nature of the loss. Management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Other factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency or a significant deterioration in the financial condition of the issuer. See Note 1 of the Consolidated Financial Statements for a further explanation.

Effective July 1, 2002, the Company adopted ASC 350, "Intangibles - Goodwill and Other." ASC 350 revised the accounting for purchased intangible assets and, in general, requires that goodwill no longer be amortized, but rather that it be tested for impairment on an annual basis at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives. Prior to July 1, 2002, substantially all of the Company's goodwill was amortized using the straight-line method over 15 years. Other intangible assets are amortized using the straight-line method over estimated useful lives of 10 years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired. During fiscal year 2009, the Company engaged an independent third party to perform an evaluation of goodwill, and based primarily on the depressed stock prices of the Company and its peers, the entire amount of goodwill on the balance sheet was determined to be impaired. Accordingly, earnings for the year ended June 30, 2009 included a goodwill impairment charge of $2,954,000.

Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented. Average balances are derived from daily balances.

The table also presents information for the periods indicated with respect to the institution's net interest margin, which is net interest income divided by the average balance of interest-earning assets. This is an important indicator of commercial bank profitability. The net interest margin is affected by yields on interest-earning assets, the costs of interest-bearing liabilities and the relative amounts of interest-earning assets and interest-bearing liabilities. Another indicator of an institution's net interest income is the interest rate spread or the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

	Year Ended June 30,								
	2010			2009			2008		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable, including fees (1)	$ 214,081	$ 13,162	6.15%	$ 231,910	$ 15,104	6.51%	$ 225,164	$ 16,320	7.25%
Investment securities (2)	19,790	645	3.26	13,490	554	4.11	13,821	662	4.79
Short-term investments and other interest-earning assets	14,838	33	0.22	5,834	39	0.67	7,004	209	2.98
Total interest-earning assets	248,709	13,840	5.56	251,234	15,697	6.25	245,989	17,191	6.99
Noninterest-earning assets	16,644			15,925			14,524		
Total assets	$ 265,353			$ 267,159			$ 260,513		
Interest-bearing liabilities:									
Deposits (3)	$ 206,197	4,192	2.03	$ 186,948	5,277	2.82	$ 182,388	6,285	3.45
Short-term borrowings	1,480	6	0.41	3,693	95	2.57	3,565	188	5.27
Long-term borrowings	26,363	1,184	4.49	40,670	1,687	4.15	42,004	2,092	4.98
Total interest-bearing liabilities	234,040	5,382	2.30	231,311	7,059	3.05	227,957	8,565	3.76
Noninterest-bearing liabilities	11,707			13,490			13,252		
Total liabilities	245,747			244,801			241,209		
Total equity	19,606			22,358			19,304		
Total liabilities and equity	$ 265,353			$ 267,159			$ 260,513		
Net interest income		$ 8,458			$ 8,638			$ 8,626	
Interest rate margin			3.40%			3.44%			3.51%
Net interest spread			3.26%			3.20%			3.23%
Ratio of average interest-earning assets to average interest-bearing liabilities			106.27%			108.6%			107.9%

(1) Includes nonaccrual loans.
(2) Includes investments required by law.
(3) Includes escrow accounts.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by the prior year's rate); and (ii) changes in rate (changes in rate multiplied by the prior year's volume). Combined rate/volume variances, a third element of the calculation, are allocated to the volume and rate variances based on their relative size.

	Year Ended June 30, 2010 vs. 2009 Increase (Decrease) Due to			Year Ended June 30, 2009 vs. 2008 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)			(In thousands)		
Interest income:						
Loans receivable, including fees (1)	($1,124)	($ 818)	($1,942)	$ 510	($1,726)	($1,216)
Investment securities	163	(72)	91	(16)	(92)	(108)
Short-term investments and other interest-earning assets	(11)	5	(6)	(30)	(140)	(170)
Total change in interest income	(156)	(1,701)	(1,857)	376	(1,870)	(1,494)
Interest expense:						
Deposits (2)	632	(1,717)	(1,085)	162	(1,170)	(1,008)
Short-term borrowings	(37)	(51)	(89)	7	(100)	(93)
Long-term borrowings	(657)	153	(503)	(65)	(340)	(405)
Total change in interest expense	84	(1,761)	(1,677)	128	(1,634)	(1,506)
Change in net interest income	$ (240)	$ 60	$ (180)	$ 248	$ (236)	$ 12

(1) Includes impact of non-accrual loans.
(2) Includes interest-bearing escrow accounts.
(3) The subtotals of the volume and rate columns do not foot due to the change in mix of the respective components.

Comparison of Financial Condition at June 30, 2010 and 2009

General. Total assets increased by $1.3 million or 0.5% to $269.7 million at June 30, 2010 from $268.4 million at June 30, 2009. Growth was funded principally with interest-bearing deposits, primarily money market accounts.

Loans Receivable. Gross loans receivable decreased by $20.3 million, or 9.1%, to $202.0 million at June 30, 2010 from $222.3 million at June 30, 2009. Construction loans decreased by $7.0 million, or 28.9%, commercial real estate loans decreased $2.2 million, or 4.6%, while commercial business loans decreased by $2.9 million, or 5.3%. The lower level of construction loans was impacted by $1.0 million in charge-offs, paydowns exceeding $2.8 million and transfers to real estate owned of $2.9 million. In addition, commercial leases decreased by $6.8 million, or 53.8% as management made a strategic decision to cease origination of this product in October, 2008. Residential mortgages increased by $1.3 million, or 2.1% and consumer loans decreased $2.7 million or 14.8%. The overall decline in the loan portfolio also reflects lower loan demand during the year.

The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the dates indicated. At June 30, 2010, the Company had no concentrations of loans exceeding 10% of gross loans other than as disclosed below:

	At June 30,									
	2010		2009		2008		2007		2006	
(Dollars in thousands)	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Real Estate Loans:										
Residential	$ 65,106	32.23%	$ 63,788	28.69%	$ 69,953	30.00%	$ 74,332	33.03%	$ 80,693	40.58%
Commercial	46,940	23.23	49,188	22.13	41,316	17.71	36,302	16.13	29,712	14.94
Construction	17,216	8.52	24,223	10.90	29,878	12.81	23,907	10.62	13,913	7.00
Consumer Loans:										
Home Improvement	9,616	4.76	10,138	4.56	12,688	5.44	12,481	5.55	11,442	5.75
Home Equity	5,767	2.85	5,795	2.61	5,341	2.29	4,964	2.21	4,400	2.21
Other Consumer	274	0.14	2,445	1.10	2,893	1.24	2,955	1.31	2,483	1.25
Commercial Loans:										
Commercial Loans	51,311	25.40	54,170	24.36	53,453	22.92	52,711	23.43	34,827	17.51
Commercial Leases	5,794	2.87	12,554	5.65	17,714	7.59	17,366	7.72	21,409	10.76
Gross Loans	202,024	100.00%	222,301	100.00%	233,236	100.00%	225,018	100.00%	198,879	100.00%
Less:										
Deferred Origination Fees, net of costs	266		191		201		240		178	
Unearned Interest Consumer Loans	567		761		1,068		1,147		1,245	
Unearned Interest Commercial Leases	667		1,530		2,779		2,480		6,091	
Purchase Accounting (Premium)discount, net	(172)		(131)		(160)		(198)		(224)	
Allowance for Loan Losses	3,527		3,023		1,834		1,110		1,000	
Net Loans	$197,169		$216,927		$227,514		$220,239		$190,589	

The following table sets forth certain information at June 30, 2010 regarding the dollar amount of selected loan types maturing or repricing in the Company's portfolio. The table does not include any estimate of prepayments that may significantly shorten the average life of all loans and cause the Company's repayment experience to differ from that shown below.

(In thousands)	Due in one year or less	Due after 1 through 5 years	Due after 5 years	Total
Construction loans	$ 15,536	$ 1,680	$ --	$ 17,216
Commercial loans	9,166	6,603	35,542	51,311
Total	$ 24,702	$ 8,283	$ 35,542	$ 68,527

The following table sets forth at June 30, 2010 the dollar amount of the above loans which may reprice or are due one year or more after June 30, 2010 which have predetermined interest rates and have floating or adjustable interest rates.

(In thousands)	Predetermined Rates	Floating or Adjustable Rates	Total
Construction	$ 1,681	$ -	$ 1,681
Commercial	18,025	24,119	42,144
Total	$ 19,706	$ 24,119	$ 43,825

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments.

Investment Securities. Total investment securities increased $9.4 million or 58.4% as the lower level of loan demand led to a higher level of securities purchases during the year. U.S. government agency securities increased by $7.1 million, or 107.4%, to $13.6 million at June 30, 2010 from $6.6 million at June 30, 2009. Mortgage-backed securities, all of which are issued by U.S. Government agencies, increased by $3.6 million, or 54.5% in the year ended June 30, 2010. Corporate bonds decreased by $1.3 million, or 46.4%, to $1.5 million at June 30, 2010. Stock in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond increased by $31,000 due to the membership requirements of these organizations. The Company does not own U.S. Agency common or preferred stock as of June 30, 2010.

The following table sets forth the carrying value of the Company's investments at the dates indicated.

(In thousands)	At June 30, 2010	2009	2008
Securities available for sale, at fair value:			
U.S. Government agencies	$ 13,637	$ 6,576	$ 1,501
Corporate bonds	1,511	2,818	2,917
Mortgage-backed securities, residential	7,024	6,690	5,183
Collateralized mortgage obligations	3,310	-	-
Total securities available for sale	25,482	16,084	9,601
Investments required by law, at cost:			
Federal Home Loan Bank of Atlanta stock	2,295	2,295	2,239
Federal Reserve Bank of Richmond stock	553	522	410
Total investments required by law, at cost	2,848	2,817	2,649
Total investments	$ 28,330	$ 18,901	$ 12,250

The following table sets forth the scheduled maturities, amortized cost, fair values and average yields for the Company's investment portfolio at June 30, 2010:

(Dollars in thousands)	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Fair Value	Average Yield
Securities available for sale:											
Mortgage-backed securities, residential	$ -	-%	$ 666	2.56%	$1,764	4.21%	$ 4,307	4.89%	$ 6,737	$ 7,024	4.48%
Collateralized mortgage obligations	-	-	-	-	-	-	3,314	2.04	3,314	3,310	2.04
U.S. Government agencies	2,000	0.30	1,000	1.00	5,511	2.44	5,089	2.96	13,600	13,637	2.22
Corporate bonds	500	7.68	-	-	1,000	5.60	-	-	1,500	1,511	6.29
Investments required by law	-	-	-	-	-	-	2,848	1.53	2,848	2,848	1.53
Total	$2,500	1.78%	$1,666	1.62%	$8,275	3.20%	$15,558	3.04%	$27,999	$28,330	2.89%

Deposits. Total deposits increased by $21.0 million, or 10.1% to $228.8 million at June 30, 2010 from $207.8 million at June 30, 2009. A decrease in certificates of deposit of $5.3 million was more than offset by an increase in money market accounts of $23.7 million. Our customers' preference for more liquid deposit products in the face of declining rates caused the decline in certificates of deposit, while a successful money market promotion was responsible for the strong growth in money market deposits. The $5.3 million decrease in certificates of deposit included a $1.5 million decline in brokered deposits. The balance of brokered deposits at June 30, 2010 was $484,000 versus $2.0 million at June 30, 2009.

The following table sets forth deposit balances by type as of the dates indicated.

	At June 30, (Dollars in thousands)					
	2010		2009		2008	
	Balance	% Total	Balance	% Total	Balance	% Total
Savings accounts	$ 16,828	7.36%	$ 16,597	7.99%	$ 16,464	8.32%
NOW checking	18,094	7.91	16,036	7.72	14,817	7.49
Money market	83,240	36.38	59,465	28.62	34,988	17.68
Certificates of deposits.	99,073	43.30	104,410	50.25	118,504	59.88
Interest-bearing deposits	217,235	94.95	196,508	94.57	184,773	93.37
Noninterest-bearing checking	11,554	5.05	11,287	5.43	13,113	6.63
Total	$228,789	100.00%	$207,795	100.00%	$197,886	100.00%

The following table sets forth the average balances based on daily balances and interest rates for various types of deposits for:

	Year Ended June 30, (Dollars in thousands)					
	2010		2009		2008	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Savings accounts	$ 16,192	0.40%	$ 16,070	0.39%	$ 17,483	0.44%
NOW checking	17,026	0.26	14,658	0.33	13,975	0.43
Money market	71,648	1.64	40,381	1.99	33,265	2.30
Certificates of deposits.	101,331	2.87	115,840	3.77	117,665	4.58
Noninterest-bearing checking	10,370	--	11,755	--	12,525	--
Total	$216,567		$198,704		$194,913	

The following table indicates the amount of the Company's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2010. At such date, these deposits represented 12.1% of total deposits and had a weighted average rate of 2.73%.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$ 3,655
Over three through 6 months	6,669
Over six through 12 months	3,562
Over 12 months	13,765
Total	$27,651

Borrowings. The Company's long-term borrowings decreased by $17.2 million, or 50.1%, to $17.1 million at June 30, 2010 from $34.3 million at June 30, 2009. Strong deposit growth during the year mitigated the need for wholesale funds.

The following table sets forth certain information regarding borrowings, excluding junior subordinated debt, as of or for the year ended June 30:

(Dollars in thousands)	2010	2009	2008
Amounts outstanding at end of period:			
Federal Home Loan Bank advances	$17,100	$34,300	$37,300
Other borrowings	--	--	--
Weighted average rate paid on:			
Federal Home Loan Bank advances	4.20%	3.56%	4.46%
Other borrowings	--	--	--
Maximum amount of borrowings outstanding at any month end:			
Federal Home Loan Bank advances	$34,300	$43,800	$42,300
Other borrowings	--	$ 1,958	$ 11
Approximate average borrowings outstanding with respect to:			
Federal Home Loan Bank advances	$ 22,843	$ 39,230	$40,514
Other borrowings	--	$ 133	$ 54
Weighted average rate for the year ended June 30, on:			
Federal Home Loan Bank advances	3.79%	3.71%	4.82%
Other borrowings	--	2.56%	5.65%

Comparison of Operating Results for the Years Ended June 30, 2010 and 2009

The Company recorded a net loss available to common shareholders of $2.7 million for the year ended June 30, 2010 compared to net loss of $5.6 million for the year ended June 30, 2009. The net loss available to common shareholders in the current year resulted from $5.1 million in credit costs as the provision for loan losses totaled $3.7 million, reflecting $3.2 million in net charge-offs, as well as $1.4 million in costs associated with foreclosed real estate.

Net Interest Income. The Company's net interest income decreased $180,000 from $8.64 million in the year ended June 30, 2009 to $8.46 million in the current year as average interest-earning assets decreased $2.5 million or 1.0% to $248.7 million. In addition, the net interest margin declined 4 basis points from 3.44% in the year ended June 30, 2009 to 3.40% in 2010.

The decline in the net interest margin was caused primarily by the yield on earning assets declining at a slightly faster rate than the cost of funds. The decline in market interest rates was a primary driver of the declines in yields/rates on interest- earning/bearing assets and liabilities. In addition, the impact of the shift in asset mix also lowered the yield on earning assets.

Interest Income. Total interest income decreased by $1.9 million or 11.8% to $13.8 million for the year ended June 30, 2010 compared to $15.7 million in the year ended June 30, 2009. This decrease was due to a 69 basis point decline in yield and a decline in average interest-earning assets. The lower yield is primarily the result of a dramatic drop in market interest rates in addition to the above mentioned shift in asset mix from loans to investments. The average prime rate declined 65 basis points in fiscal year 2010 versus 2009. Average interest earning assets declined $2.5 million, or 1.0%, and was driven by the $17.8 million, or 7.7%, decrease in average loan balances. Loan demand diminished considerably in the second half of fiscal year 2009 and continued throughout 2010. Management's decision to exit the lease origination business in October, 2008 also contributed to this decline in loan balances.

Interest income generated by the investment portfolio increased $91,000 in 2010 due to a $6.3 million, or 46.7%, increase in average balances which more than offset the 85 basis point decline in portfolio yield. Interest on short-term investments and other interest-earning assets declined $6,000, or 15.4%, to $33,000 in fiscal year 2010 despite a $9.0 million increase in average balances as the yield fell 45 basis points during this period. The increase in investment securities as well as short-term investment balances is a function of lower loan demand and strong deposit growth.

Interest Expense. Total interest expense decreased $1.7 million from $7.1 million in the year ended June 30, 2009 to $5.4 million in the current year as the average rate paid on interest bearing liabilities decreased 75 basis points from 3.05% in 2009 to 2.30% in 2010. Total average interest-bearing liabilities increased $2.7 million or 1.2% from $231.3 million in the year ended June 30, 2009 to $234.0 million in the current year.

The decline in the rate paid on interest-bearing liabilities was due to the decrease in market rates as maturing certificates of deposit were replaced with lower cost funds and money market deposit rates reset lower as competition for deposits moderated during fiscal year 2010. The average rate paid on certificates of deposit was 90 basis points lower while the average rate on money market deposits was 35 basis points lower. The Company continues to run a money market promotion offering customers a temporarily higher interest rate for a limited period of time. This promotion lead to a $31.3 million increase in the average balance of money market accounts for the year ended June 30, 2010 versus the prior year. Based on the relative spread between promotional rates and standard rates, the Company expects the rate on money market accounts to decline somewhat through the first six months of fiscal year 2011.

Deposits averaged $216.6 million in 2010, a $17.9 million, or 9.0%, increase versus $198.7 million in 2009. The primary driver of this growth was money market deposits which grew $31.3 million, or 77.4%, due to the promotion mentioned above. Certificates of deposits declined $14.5 million on average, or 12.5%, as customers exhibited a preference for more liquid deposits.

Interest expense on borrowings decreased $592,000 to $1.2 million in 2010 compared to $1.8 million in 2009 as balances were $16.5 million lower in 2010. The average rate paid on borrowings increased 25 basis points in 2010 as shorter-term borrowings matured leaving higher rate longer term borrowings. No new long-term borrowings were issued during the current year.

Provision for Loan Losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The method utilized for the determination of the allowance is described in "Critical Accounting Policies" above and in Note 1 of the Consolidated Financial Statements.

The provision for loan losses was $3.7 million in fiscal year 2010, a decrease of $2.2 million, or 37%, from the 2009 provision of $5.9 million. The decrease in the provision was due to a $1.5 million, or 31.9%, decline in net charge-offs to $3.2 million in 2010 from $4.7 million in 2009. In addition, non-performing loans decreased $1.5 million to $9.7 million at June 30, 2010 compared to $11.2 million at the end of June 30, 2009. Of the $1.5 million decline in net charge-offs, commercial real estate charge-offs were $1.9 million lower – residential construction loan related charge-offs were $2.4 million lower and residential mortgage charge-offs were $589,000 higher. Total residential construction loans charged off were $1.0 million in fiscal year 2010 and reflects the continued correction in the residential real estate market that has taken place in the past 2 years. Commercial lease charge-offs were $298,000 higher in 2010 and reflect the continuing recession experienced in the U.S. economy that officially began in December, 2007.

The provision for loan losses ($3.7 million) in excess of net charge-offs ($3.2 million) amounted to $504,000 and was the primary factor in the increase of its allowance for loan losses as a percentage of total loans to 1.76% at June 30, 2010 from 1.37% at June 30, 2009. The primary reason for the increase in this percentage reflects a $504,000, or 17%, increase in the allowance for loan losses in combination with a $20.2 million, or 9%, decline in loans outstanding. The Company's allowance for loan losses as a percentage of non-performing loans was 36.3% at June 30, 2010 as compared to 26.9% at June 30, 2009. While this percentage, at first glance seems low, a strong compensating factor is that 97% of non-accrual loan balances are collateralized by real estate or guaranteed by the SBA at June 30, 2010. In considering the appropriate level for the allowance for loan losses, in some cases when the age of the real estate appraisal was more than one year old, adjustments were made to the appraisals taking into consideration the age of the appraisal and the nature of the collateral. These adjusted appraisal values, which required management's judgment, were used to develop estimated losses and related specific loss reserves within the allowance for loan losses. In other cases, brokers' price opinions or firm purchase offers were used to obtain more current indications of the value of collateral. The valuation method used differs based on the individual circumstances involved for each loan. Another factor in the level of the allowance for loan losses to non-performing loans was $1.1 million in partial charge-offs on loans in the portfolio as of June 30, 2010. If specific reserves had been set up as opposed to taking partial charge-offs, the ratio of the allowance for loan losses to non-performing loans would have been 42.9% and the allowance for loan losses to total loans would have been 2.29%.

The primary driver of the level of the allowance for loan losses is the Company's determination of the level of risk in the loan portfolio. Residential mortgages remain the largest component of the portfolio at 32.2% of the total – up from 28.7% at June 30, 2009. The Company has determined that there is a lower level of risk in the residential loan portfolio. It consists of conventionally underwritten mortgages that generally conform to Fannie Mae and Freddie Mac guidelines. The Company has not participated in the sub-prime mortgage market. The two riskiest portions of the portfolio, in management's estimation, real estate construction and commercial leases, have declined in absolute terms and as a percentage of the total portfolio at 8.5% and 2.9%, respectively – down from 10.9% and 5.6%, respectively at June 30, 2009. Management made a strategic decision to cease origination of commercial leases in October, 2008. In addition, management decided to de-emphasize residential construction originations. Nonetheless, the Company underwrites all commercial real estate loans with multiple sources of repayment. Commercial business and commercial mortgage loans have decreased in absolute terms but have increased as a percentage of the portfolio at 25.4% and 23.2%, respectively. Accordingly, the overall risk profile of the portfolio has improved slightly over the past year. Like commercial real estate loans, commercial business loans granted must cash-flow on their own and be backed by substantial collateral. Additionally, $3.3 million of the commercial business loan portfolio, including $895,000 on nonaccrual status, are guaranteed by the Small Business Administration with an average guarantee percentage of 75.8% or $2.5 million at June 30, 2010.

In response to comments received by our regulators during the most recent examination the Company has integrated the unallocated portion of the allowance for loan losses into each individual loan category. Beyond the amounts allocated based on historical experience and risk rated loans requiring a specific reserve, the unallocated portion of the allowance is intended to reflect uncertainty created by the local housing market and the recessionary economic environment. The unallocated portion of the allowance has been developed based on the grading of qualitative factors of each segment of the loan portfolio. These factors are weighted to arrive at a severity factor that determines the level of the unallocated allowance as a percentage of the allocated allowance. If circumstances differ materially from the assumptions used in determining the allowance, future adjustments to the allowance may be necessary and results of operations could be affected. Because events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

The following table shows the activity in the allowance for loan losses in the periods indicated:

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Balance at beginning of period	$3,023	$1,834	$ 1,110	$ 1,000	$ 945
Loans charged off:					
Real estate mortgage	1,725	3,585	740	--	--
Commercial loan	195	171	37	9	--
Commercial leases	859	561	250	265	40
Consumer	583	587	262	202	146
Total charge-offs	3,362	4,904	1,289	476	186
Recoveries:					
Real estate mortgage	--	--	--	--	41
Commercial loan	30	51	6	33	16
Commercial leases	58	65	47	48	78
Consumer	77	75	40	75	41
Total recoveries	165	191	93	156	176
Net loans charged off	3,197	4,713	1,196	320	10
Provision for loan losses	3,701	5,902	1,920	430	65
Balance at end of period	$ 3,527	$ 3,023	$ 1,834	$ 1,110	$ 1,000
Ratio of net charge-offs to average loans outstanding during the period	1.49%	2.03%	0.53%	0.15%	0.01%
Ratio of allowance to non-performing loans	36.26%	26.89%	72.40%	230.34%	409.84%

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	As of June 30, 2010		As of June 30, 2009		As of June 30, 2008		As of June 30, 2007		As of June 30, 2006	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in thousands)									
Real estate mortgage:										
Residential	$ 76	32.2%	$ 64	28.7%	$ 70	30.0%	$ 45	33.1%	$ 61	40.6%
Commercial	385	23.2	205	22.1	41	17.7	144	16.1	67	14.9
Construction	1,044	8.5	362	10.9	381	12.8	146	10.6	64	7.0
Consumer and other	550	7.8	526	8.3	191	9.0	137	9.1	67	9.2
Commercial Business	794	25.4	549	24.4	94	22.9	413	23.4	558	17.5
Commercial Leases	678	2.9	713	5.6	237	7.6	225	7.7	183	10.8
Unallocated	-	-	604	-	820	-	-	-	-	-
Total allowance for loan Losses	$ 3,527	100.00%	$ 3,023	100.00%	$ 1,834	100.00%	$ 1,110	100.0%	$1,000	100.0%

The following table sets forth information with respect to the Company's nonperforming assets at the dates indicated.

	At June 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Loans accounted for on a non-accrual basis: (1)					
Real estate:					
Residential	$ 116	$ 134	$ 81	$ 168	$ 13
Commercial	2,737	2,302	--	--	146
Construction	1,763	3,232	1,989	--	--
Consumer	46	146	6	14	7
Commercial Loan/Lease	5,066	5,427	457	300	78
Total	9,728	11,241	2,533	482	244
Accruing loans which are contractually past due 90 days or more	--	--	--	--	--
Total nonperforming loans	9,728	11,241	2,533	482	244
Other nonperforming assets (2)	2,875	1,265	7	5	--
Total nonperforming assets	$12,603	$12,506	$ 2,540	$ 487	$ 244
Nonperforming loans to total loans	4.85%	5.11%	1.10%	0.21%	0.12%
Nonperforming assets to total assets	4.67%	4.66%	0.97%	0.19%	0.11%
Troubled debt restructurings (3)	$ 2,171	$ 1,124	$ 1,550	--	--

(1) Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the collectability of the loan.
(2) Other nonperforming assets represents property and equipment acquired by the Company through foreclosure or repossession.
(3) Certain troubled debt restructurings are accounted for on a non-accrual basis and included in total non-performing loans above and excluded here.

The following table reflects the activity in non-performing loans for the year ended June 30, 2010:

Balance June 30, 2009, in thousands	$ 11,241
Added to non-accrual during the year	9,327
Paid off/down	(4,229)
Brought to accrual status	(898)
Transferred to real estate acquired through foreclosure	(3,450)
Charged-Off	(1,608)
Net change in non-accrual Leases, Consumer & Residential Mortgages, and all other	(655)
Balance June 30, 2010	$ 9,728

At June 30, 2010, nonaccrual residential construction loans totaled $1.8 million and consisted of $770,000 in residential construction and development loans and a $992,000 condominium conversion project. Commercial real estate includes a $857,000 warehouse building loan, and $1.2 million in office/retail building loans and $371,000 in investor residential property loans. All commercial real estate and construction loans are considered well collateralized. Commercial loans/leases include a $3.3 million loan supporting a borrower's various business interests including commercial properties. In addition, this category includes two loans amounting to $908,000 to borrowers operating retail businesses. Of the $5.0 million in commercial business non-accrual loans, $895,000 have an SBA guarantee.

During the twelve months ended June 30, 2010, the Company modified the terms of two loans in the amount of $3.2

million in troubled debt restructurings. The Company recorded $157,000 in interest income on these loans in the year ended June 30, 2010. While the Company currently expects to collect all principal on these loans based on the modified loan terms, there is doubt as whether all interest will be collected on one of the loans totaling $992,000. The Company is not committed to lend any additional monies pertaining to these loans.

In addition, the Company has modified other loans that were not considered troubled debt restructurings. In many cases, these restructurings involved adding a limited number of delinquent payments to the principal balance of the loan and either re-amortizing the loan or extending the term by a like number of payments with no change in the interest rate. In most cases these restructurings were caused by temporary events that have since passed and the restructuring has allowed the borrower to meet the monthly payment, whereas they would have had difficulty making up the delinquent payments. These types of restructurings have increased moderately in the current year versus last year. The Company has had no loans restructured into multiple new loans.

During the year ended June 30, 2010 the amount of interest that would have been recorded on non-accrual and restructured loans at June 30, 2010 had the loans performed in accordance with their original terms was approximately $693,000. The amount of interest actually recorded during fiscal year 2010 was $106,000.

At June 30, 2010, the Company had no loans not classified as nonaccrual, 90 days past due or restructured where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may subsequently result in disclosure as nonaccrual, 90 days past due or restructured.

Noninterest Income. The Company's noninterest income generally consists of deposit fees, service charges, fees on the sale of annuities and investment products, and gains and losses on sales of securities, loans and repossessed and other assets. Total non-interest income decreased by $70,000 or 8.3% to $771,000 during the year ended June 30, 2010 from $841,000 during the year ended June 30, 2009. Fees and service charges declined $96,000 or 13.2% to $634,000 during the current year from $730,000 in the previous year continuing a trend seen in the past two years. During fiscal year 2010, one security, which saw its credit profile improve considerably during the year, was sold for a $71,000 gain. In addition, a foreclosed real estate property was sold at a $67,000 loss during fiscal year 2010.

Noninterest Expense. The Company's total noninterest expense decreased $1.3 million or 12.2%, to $9.4 million during fiscal 2010, as compared to $10.7 million in fiscal 2009. This decrease in fiscal year 2010 resulted from the $3.0 million write-off, in the previous year, of goodwill associated with previous bank acquisitions. Excluding this factor, noninterest expense increased $1.7 million or 21.4% due primarily to credit related costs. The provision for losses on and cost of real estate acquired through foreclosure totaled $1.4 million in fiscal year 2010 compared to $9,000 in 2009. In addition, professional fees increased $304,000, or 71.9%, to $727,000 from $423,000 due primarily to legal costs associated with working on troubled credits. Higher consulting costs associated with the Sarbanes-Oxley Act of 2002 also contributed to the higher level of professional fees. Federal deposit insurance assessments were $162,000, or 46.7%, higher in fiscal year 2010 due to significantly higher FDIC deposit insurance premiums due to the higher premium rates prevalent in the banking industry. Compensation and benefit expense were essentially flat as lower commissions and incentives offset severance costs associated with staff reductions. Conversely, equipment costs were $96,000, or 31.4%, lower to $210,000 in the current year versus $306,000 last year due to a lower level of purchasing activity.

Income Tax Provision. The Company had an income tax benefit of $1.5 million (or 39.1% of pre-tax loss) in fiscal year 2010, compared to a benefit of $1.6 million (or 23.1% of pre-tax loss) in 2009. There was no tax benefit recorded for the $2.95 million goodwill impairment charge in fiscal year 2009 due to the non-deductible nature of this item for tax purposes. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. Management has determined that there was no need for a valuation allowance for deferred taxes as of June 30, 2010 and 2009. Refer to Note 9 of the Consolidated Financial Statements for a further discussion.

Asset/Liability Management

The Company's net income is largely dependent on the Bank's net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits, other liabilities and stockholders' equity.

The Company has established an Asset/Liability Management Committee ("ALCO") that currently is comprised of four non-employee directors, the President, the Chief Financial Officer and the Senior Vice Presidents of Lending and Operations. This Committee meets on a monthly basis and reviews the maturities of the Company's assets and liabilities and establishes policies and strategies designed to regulate the Company's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Company's assets and liabilities is to maintain an acceptable net interest margin while reducing the net effects of changes in interest rates.

Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable-rate commercial real estate and commercial business loans. In addition, the Company has investment securities available for sale, carried at fair value, totaling $25.5 million as of June 30, 2010. The Company is holding these investment securities as available for sale because it may sell these securities prior to maturity should it need to do so for liquidity or asset and liability management purposes.

The Company's Board of Directors is responsible for reviewing the Company's asset and liability management policies. The Asset/Liability Management Committee reports to the Board monthly on interest rate risk and trends, as well as, liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies of the Board of Directors with respect to the Company's asset and liability goals and strategies.

The Bank's interest rate sensitivity, as measured by the re-pricing of its interest sensitive assets and liabilities at June 30, 2010, is presented in the following table. The table was derived using assumptions which management believes to be reasonable.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2010 that are expected to mature or reprice in each of the time periods shown.

	Three Months or Less	Over Three Months Through One Year	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Twenty Years	Over Twenty Years	Total
	(Dollars in thousands)						
Rate sensitive assets:							
Loans receivable	$ 35,490	$ 45,440	$62,500	$ 43,655	$13,611	$ -	$ 200,696
Securities available for sale	9,545	3,025	10,296	1,545	855	216	25,482
Short-term investments and other interest-earning assets	21,232	--	--	--	--	-	21,232
Total	66,267	48,465	72,796	45,200	14,466	216	247,410
Rate sensitive liabilities:							
Deposits	24,348	66,397	106,663	15,878	3,144	805	217,235
Borrowings	-	11,100	6,000	5,000	-	-	22,100
Total	24,348	77,497	112,663	20,878	3,144	805	239,335
Interest sensitivity gap	$ 41,919	$(29,032)	$(39,867)	$ 24,322	$11,322	$ (589)	$ 8,075
Cumulative interest sensitivity gap	$ 41,919	$ 12,887	$(26,980)	$(2,658)	$ 8,664	$8,075	
Ratio of cumulative gap to total assets	15.54%	4.78%	(10.00)%	(0.99)%	3.21%	2.99%	

The interest rate-sensitivity of the Company's assets and liabilities illustrated in the table above could vary substantially if different assumptions were used or actual experience differs from the assumptions used. If passbook and NOW accounts were assumed to mature in one year or less, the Company's one-year positive gap would be negative.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company utilizes two additional measures of risk. These are quantitative measures of the percentage change in net interest income and equity capital resulting from a hypothetical change of plus or minus 200 basis points in market interest rates for maturities from one day to thirty years. As of June 30, 2010, the Bank had the following estimated sensitivity profile for net interest income and fair value of equity:

	+ 200 basis points	-200 basis points	Policy Limit
% Change in Net Interest Income	1.6%	-4.2%	+ or - 10.0%
% Change in Fair Value of Equity	-10%	25%	+ or - 25.0%

Liquidity and Capital Resources

An important component of the Company's asset/liability structure is the level of liquidity available to meet the needs of customers and creditors. The Company's Asset/Liability Management Committee has established general guidelines for the maintenance of prudent levels of liquidity. The Committee continually monitors the amount and source of available liquidity, the time to acquire it and its cost.

The Company's most liquid assets are cash on hand, interest-bearing deposits in other financial institutions and Federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At June 30, 2010, the Company's cash on hand and interest-bearing deposits totaled $28.0 million.

The Company anticipates that it will have sufficient funds available to meet its current loan origination, and unused lines-of-credit commitments of approximately $22.0 million at June 30, 2010. Certificates of deposit that are scheduled to mature in less than one year at June 30, 2010 totaled $59.2 million. Historically, a high percentage of maturing deposits have remained with the Company.

The Company's primary sources of funds are deposits, borrowings and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The Company, as the holding company for the Bank, has an annual cash requirement of approximately $655,000 for the payment of preferred stock dividends and debt service on the subordinated debentures. The only source of internal funds for the holding company is dividends from the Bank. The amount of dividends that can be paid to the Company from the Bank is limited by the earnings of the Bank.

On May 6, 2010, the Company's Board of Directors determined to suspend regular quarterly cash dividends on the $6.0 million in Series A Preferred Stock and $300,000 in Series B Preferred Stock. The Company's Board of Directors took this action in consultation with the Federal Reserve Bank of Richmond as required by recent regulatory policy guidance. The Company currently has sufficient capital and liquidity to pay the scheduled dividends on the preferred stock; however, the Company believes this decision will better support the capital position of The Patapsco Bank, a wholly owned subsidiary of the Company.

On May 6, 2010, the Company's Board of Directors determined to suspend interest payments on the trust preferred securities. The Company's Board of Directors took this action in consultation with the Federal Reserve Bank of Richmond as required by recent regulatory policy guidance. The Company currently has sufficient capital and liquidity to pay the scheduled interest payments; however, the Company believes this decision will better support the capital position of The Patapsco Bank, a wholly owned subsidiary of the Company.

At June 30, 2010, the Bank exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Bank's regulatory capital compliance at June 30, 2010.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Regulatory Capital (to Risk Weighted Assets)	$23,009	12.35%	$15,000	8.00%	$18,750	10.00%
Tier 1 Capital (to Risk Weighted Assets)...........	20,663	11.09	7,500	4.00	11,250	6.00
Tier 1 Leverage Ratio..................................	20,663	7.76	10,649	4.00	13,311	5.00

Contingencies and Off-Balance Sheet Items

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under both new facilities and under existing lines of credit. Commitments to fund loans typically expire after 60 days, commercial lines of credit are subject to annual reviews and home equity lines of credit are generally for a term of 20 years. These instruments contain, to varying degrees, credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows at June 30:

(In thousands)	2010	2009
Commitments to originate new loans...........................	$ 11,911	$ 19,516
Undisbursed lines of credit..	10,132	6,564
Financial standby letters of credit................................	1,349	1,392

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented in this Annual Report have been prepared in accordance with accounting principles generally accepted in The United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Patapsco Bancorp, Inc.
Dundalk, Maryland

We have audited the accompanying consolidated statements of financial condition of Patapsco Bancorp, Inc. and subsidiaries ("the Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2010. Patapsco Bancorp Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Bancorp, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Baltimore, Maryland
September 28, 2010

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
June 30, 2010 and 2009

(dollars in thousands except for share and per share data)	2010	2009
Assets		
Cash on hand and due from banks	$ 6,811	$ 6,143
Interest bearing deposits in other financial institutions	21,232	13,651
Total Cash and Cash Equivalents	28,043	19,794
Securities available for sale	25,482	16,084
Loans receivable, net of allowance for loan losses of $3,527 and $3,023, respectively	197,169	216,927
Investment securities required by law, at cost	2,848	2,817
Real estate acquired through foreclosure and other repossessed assets	2,875	1,265
Property and equipment, net	3,759	3,965
Intangible assets	193	246
Accrued interest and other assets	9,354	7,269
Total Assets	$ 269,723	$ 268,367
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing deposits	$ 11,554	$ 11,287
Interest bearing deposits	217,235	196,508
Total Deposits	228,789	207,795
Junior subordinated debentures	5,000	5,000
Long-term debt	17,100	34,300
Accrued expenses and other liabilities	1,464	1,580
Total liabilities	252,353	248,675
Stockholders' equity		
Preferred Stock - Series A Cumulative Perpetual; $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $1,000 per share; 6,000 issued and outstanding	5,766	5,698
Warrant preferred stock – Series B Cumulative Perpetual; $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $1,000 per share; 300 issued and outstanding	326	334
Common stock; $0.01 par value; authorized 4,000,000 shares; issued and outstanding 1,930,317 and 1,864,974, respectively	19	19
Additional paid-in capital	7,847	7,411
Obligation under deferred compensation	-	454
Deferred compensation contra	-	(78)
Retained earnings, substantially restricted	3,212	5,866
Accumulated other comprehensive income (loss), net of taxes	200	(12)
Total Stockholders' Equity	17,370	19,692
Total Liabilities and Stockholders' Equity	$ 269,723	$ 268,367

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended June 30, 2010 and 2009

(dollars in thousands except for per share data)	2010	2009
Interest Income:		
Loans receivable, including fees	$ 13,162	$ 15,104
Investment securities	645	554
Federal funds sold and other investments	33	39
Total Interest Income	13,840	15,697
Interest Expense:		
Deposits	4,192	5,277
Interest on short-term debt	6	95
Interest on junior subordinated debentures and long-term debt	1,184	1,687
Total Interest Expense	5,382	7,059
Net interest income	8,458	8,638
Provision for loan losses	3,701	5,902
Net interest income after provision for loan losses	4,757	2,736
Non-Interest Income:		
Fees and service charges	634	730
Gain on sale of securities available for sale	71	-
Gain (Loss) on sale of other repossessed assets	(67)	10
Other	133	101
Total Non-Interest Income	771	841
Non-Interest Expense:		
Compensation and employee benefits	4,390	4,400
Professional fees	727	423
Federal deposit insurance assessments	509	347
Equipment expenses	210	306
Net occupancy costs	580	603
Advertising	42	66
Data processing	428	468
Amortization of core deposit intangible	52	51
Telephone, postage and delivery	289	297
Provision for losses on and cost of real estate acquired through foreclosure	1,358	9
Goodwill impairment charge	-	2,954
Other	802	764
Total Non-Interest Expense	9,387	10,688
Loss Before Benefit for Income Taxes	(3,859)	(7,111)
Benefit for income taxes	(1,510)	(1,645)
Net Loss	$ (2,349)	$ (5,466)
Preferred stock dividends and accretion	327	173
Net Loss Available for Common Shareholders	$ (2,676)	$ (5,639)
Basic loss per common share	$ (1.39)	$ (2.93)
Diluted loss per common share	$ (1.39)	$ (2.93)
Cash dividends declared per common share	$ -	$ 0.11

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended June 30, 2010 and 2009

(dollars in thousands except for share and per share data)

	Preferred Stock	Warrant Preferred Stock	Common Stock	Additional Paid-In Capital	Obligation Under Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Total Stockholders' Equity
Balance at June 30, 2008	$ -	$ -	$ 18	$7,346	$364	$11,851	$ (188)	$19,391
Cumulative effect adjustment for adoption of ASC Topic 715	-	-	-	-	-	(149)	-	(149)
Comprehensive loss:								
Net loss	-	-	-	-	-	(5,466)	-	(5,466)
Change in unrealized losses on securities available-for-sale, net of taxes of $114	-	-	-	-	-	-	176	176
Comprehensive loss	-	-	-	-	-		-	(5,290)
Common stock cash dividends declared, ($0.11 per share)	-	-	-	-	-	(205)	-	(205)
Common stock issued (704 shares)	-	-	1	4	-	-	-	5
Issuance of preferred & warrant preferred stock	5,661	339	-	-	-		-	6,000
Dividends declared – preferred & warrant preferred stock	-	-	-	-	-	(133)	-	(133)
Accretion of net discount on preferred & warrant preferred stock	37	(5)	-	-	-	(32)	-	-
Amortization of deferred compensation- restricted stock awards	-	-	-	61	-		-	61
Obligation under deferred compensation	-	-	-	-	12		-	12
Balance at June 30, 2009	5,698	334	19	7,411	376	5,866	(12)	19,692
Comprehensive loss:								
Net loss	-	-	-	-	-	(2,349)	-	(2,349)
Change in unrealized gains on securities available-for-sale portfolio, net of taxes of $119	-	-	-	-	-		212	212
Comprehensive Loss	-	-	-	-	-			(2,137)
Common stock issued (65,343 shares)	-	-	-	34	-	-	-	34
Dividends declared – preferred & warrant preferred stock	-	-	-	-	-	(245)	-	(245)
Accretion of net discount on preferred & warrant preferred stock	68	(8)	-	-	-	(60)	-	-
Amortization of deferred compensation- restricted stock awards	-	-	-	26	-		-	26
Termination of deferred compensation plan				376	(376)			-
Balance at June 30, 2010	$ 5,766	$ 326	$ 19	$7,847	$ -	$ 3,212	$ 200	$17,370

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended June 30, 2010 and 2009

(dollars in thousands)	2010	2009
Cash flows from operating activities:		
Net loss	$ (2,349)	$ (5,466)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	272	327
Provision for losses on loans	3,701	5,902
Provision for loss on real estate owned	1,080	-
Non-cash compensation under stock-based benefit plans	39	87
(Gain) loss on sale of other repossessed assets	67	(10)
Amortization of core deposit intangible	52	51
Amortization of premiums and discounts, net	273	111
Gain on sale of securities available for sale	(71)	-
Goodwill impairment charge	-	2,954
Increase in cash value of bank-owned life insurance	(92)	(77)
Amortization of deferred loan origination fees, net of costs	9	(2)
Increase in accrued interest and other assets	(2,098)	(1,915)
Decrease in accrued expenses and other liabilities	(128)	(173)
Net cash provided by operating activities	755	1,789
Cash flows from investing activities:		
Purchase of securities available for sale	(20,560)	(10,621)
Proceeds from maturing securities available for sale and principal payments on mortgage-backed securities available for sale	10,293	4,341
Proceeds from sale of securities available for sale	1,050	-
Loan principal repayments, net of disbursements	12,467	2,927
Proceeds from sale of real estate owned	792	-
Increase in investment required by law	(31)	(168)
Purchases of property and equipment	(66)	(114)
Net cash provided by (used in) investing activities	3,945	(3,635)
Cash flows from financing activities:		
Net increase in deposits	20,985	9,823
Net increase in advance payments by borrowers	9	92
Proceeds from long-term borrowings	-	17,500
Repayments of long-term borrowings	(17,200)	(20,500)
Proceeds from the issuance of preferred stock	-	5,661
Proceeds from the issuance of warrant preferred stock	-	339
Dividends paid	(245)	(468)
Net cash provided by financing activities	3,549	12,447
Net increase in cash and cash equivalents	8,249	10,601
Cash and cash equivalents at beginning of year	19,794	9,193
Cash and cash equivalents at end of year	$28,043	$19,794
Supplemental information:		
Interest paid	$ 5,440	$ 7,289
Income taxes paid	206	386
Real estate acquired through foreclosure and other repossessed assets	3,549	1,265

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Patapsco Bancorp, Inc. (the Company) is the holding company of The Patapsco Bank (Patapsco). Patapsco owns 100% of Prime Business Leasing, Inc. (Prime Leasing) and Patapsco Financial Services, Inc. (Patapsco Financial). The primary business of Patapsco is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans, primarily in the Greater Baltimore Metropolitan area. Patapsco is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. Patapsco is subject to the regulations of certain agencies of the federal government and undergoes periodic examination by those agencies. The primary business of Prime Leasing is the servicing of commercial finance leases. In October, 2008 management made a strategic decision to cease the origination of leases. The primary business of Patapsco Financial is the sale of consumer investment products.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Patapsco, Prime Leasing and Patapsco Financial. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and income and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the fair value of financial instruments, the valuation of real estate acquired through foreclosure and the valuation of deferred tax assets.

Management believes that the allowance for loan losses is adequate. While management uses and considers available information in making the required estimates, additional provisions for losses may be necessary based on changes in economic conditions, particularly in Baltimore and the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Patapsco's allowance for loan losses. Such agencies may require Patapsco to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

Subsequent Events Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("Codification" or "ASC") (Topic 855) established general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Topic 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which a company should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that should be made about events or transactions that occur after the balance sheet date. In preparing these financial statements, the Company evaluated the events and transactions that occurred from June 30, 2010 through the date these financial statements were issued.

FASB Launched Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued the "FASB Accounting Standards Codification™" ("Codification" or "ASC"). The Codification establishes the single source of authoritative U.S. generally accepted accounting principles ("GAAP") to be applied by nongovernmental entities. All other nongrandfathered accounting literature not included in the Codification will become nonauthoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates ("ASU"), which display an issue date expressed as the year with a sequential number for each update and serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it changed the way the guidance is organized and presented. As a result, these changes have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009.

Significant Concentrations of Credit Risk

Most of the Company's activities are with customers in the Greater Baltimore Metropolitan Area. Note 2 discusses the types of securities the Company invests in. Note 3 discuses the types of lending that the Company engages in. The Company's largest lending relationship is $3.3 million.

The Company's residential lending operations are focused in the State of Maryland, primarily the Baltimore Metropolitan area. While residential lending is generally considered to involve less risk than other forms of lending, payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area.

The Company has money market investments with one institution, the total of which exceeds the FDIC insurance limitations. This constitutes a concentration of credit risk.

Cash Equivalents

Cash equivalents include short-term investments, with an original maturity of 90 days or less, which consist of interest-bearing deposits in other financial institutions.

Securities

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. As the Company does not engage in securities trading, the balance of its debt and equity securities are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects. All of the Company's securities are classified as available for sale at June 30, 2010 and 2009.

In April 2009, the FASB issued ASC 320, "Investments – Debt and Equity Securities" which clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, ASC 320 changes the presentation and amount of the other-than-temporary impairment recognized in the statement of operations. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flow expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. ASC 320 was effective for the Company for interim and annual reporting periods ended June 30, 2009 and after.

For purposes of computing realized gains or losses on the sales of securities, cost is determined using the specific identification method. Premiums and discounts on securities are amortized over the term of the security using the interest method.

Investment Securities Required by Law

Investment securities required by law represent Federal Reserve Bank of Richmond ("FRB") and Federal Home Loan Bank of Atlanta stock ("FHLB"), which are considered restricted as to marketability. Management evaluates the Company's restricted stock in the FHLB and FRB for impairment in accordance with ASC Topic 942, "Financial Services – Depository and Lending." Management's determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. The Company has concluded that the restricted stock investment is not impaired as of June 30, 2010.

Loans Held For Sale

Loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is determined based on outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined using the specific identification method. There were no loans held for sale at June 30, 2010 and 2009.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Consumer loans are generally charged off after they become more than 90 days past due. All other loans are charged off when management concludes that they are uncollectible.

The Company accounts for loans in accordance with ASC 310, "Receivables," when due to a deterioration in a borrower's financial position, the Company grants concessions that would not otherwise be considered. Interest income is recognized on these loans using the accrual method of accounting, provided they are performing in accordance with their restructured terms and are considered collectible.

Loan Fees

Loan origination fees are deferred and amortized to income over the contractual lives of the related loans using the interest method. Certain incremental direct loan origination costs are deferred and recognized over the contractual lives of the related loans using the interest method as a reduction of the loan yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

Allowance for Loan Losses

The allowance for loan losses ("allowance") represents an amount, that in the judgment of management, will be adequate to absorb probable losses on outstanding loans and leases that may become uncollectible. The allowance represents an estimate made based upon two principles of accounting: (1) ASC 450 "Contingencies", that requires losses to be accrued when their occurrence is probable and estimable, and (2) ASC 310, "Receivables," that requires losses be accrued when it is probable that the lender will not collect all principal and interest due under the original terms of the loan. The adequacy of the allowance is determined through careful evaluation of the loan portfolio. This determination is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience and consideration of the current economic environment and other qualitative factors that may be subject to change. Loans and leases deemed uncollectible are charged against the allowance and recoveries of previously charged-off amounts are credited to it. The level of the allowance is adjusted through the provision for loan losses that is recorded as a current period expense.

The methodology for assessing the appropriateness of the allowance includes a specific allowance, a formula allowance and a nonspecific allowance. The specific allowance is for risk rated credits on an individual basis. The formula allowance reflects historical losses by credit category. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the specific allowance or the formula allowance. The factors used in determining the nonspecific allowance include trends in delinquencies, trends in volumes and terms of loans, the size of loans relative to the allowance, concentration of credits, the quality of the risk identification system and credit administration and local and national economic trends.

A loan is determined to be impaired when, based on current information and events, it is probable that Patapsco will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of insignificant delay in payment if Patapsco expects to collect all amounts due, including past-due interest. Patapsco generally considers a period of insignificant delay in payment to include delinquency up to and including 90 days. Impairment is measured through a comparison of the loan's carrying amount to the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are evaluated collectively for impairment. Accordingly, the Company does not separately identify individual residential first and second mortgage loans and consumer installment loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in nonaccrual status since loans are placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due.

Patapsco recognized interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation computed by use of the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized and costs of repairs and maintenance are expensed when incurred. The related costs and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

Real Estate Acquired Through Foreclosure and Other Repossessed Assets

Real estate acquired through foreclosure and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of carrying cost or fair value less estimated costs to sell. Fair value is determined utilizing third party appraisals, broker price opinions or other similar methods. Fair value is updated at least annually and more often if circumstances dictate. Costs relating to holding such property are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

Deferred Income Taxes

Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Loss per Share of Common Stock

Basic earnings per common share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Net loss (numerator) was adjusted for preferred stock dividends for all affected periods presented.

	Year Ended			
	June 30, 2010		June 30, 2009	
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted
Net loss available for common shareholders	($2,676)	($2,676)	($5,639)	($5,639)
Weighted average common shares outstanding	1,932	1,932	1,922	1,922
Diluted securities:				
Stock options	-	-	-	-
Adjusted weighted average shares	1,932	1,932	1,922	1,922
Per share amount	($1.39)	($1.39)	($2.93)	($2.93)

Approximately 21,000 stock options were excluded from the loss per share computation above due to their anti-dilutive impact.

Stock-Based Compensation

In accordance with ASC 718 "Compensation – Stock Compensation," the Company records compensation costs related to share-based payment transactions in the financial statements over the period that an employee provides services in exchange for the award using the modified prospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively, and to record compensation cost prospectively on the non-vested portion, at the date of adoption of ASC 718, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income (loss) are components of comprehensive income.

Goodwill and Intangible Assets

Goodwill is not amortized, but rather is tested for impairment on an annual basis at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives, which for the Company is 10 years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired.

Intangible assets were composed of the following:

(In thousands)	June 30, 2010		June 30, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets, acquisition of deposit accounts	$ 516	$ 323	$ 516	$ 271

During the previous fiscal year, the Company engaged an independent third party to perform an evaluation of goodwill, and based primarily on the depressed stock prices of the Company and its peers, the entire amount of goodwill on the balance sheet was determined to be impaired. Accordingly, earnings for the year ended June 30, 2009 included a goodwill impairment charge of $2,954,000.

Amortization expense was $52,000 and $51,000 for the years presented and is expected to be $52,000 until the year ended June 30, 2014 when the amortization expense will be $42,000.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Segment Reporting

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine networks, the Bank offers a full array of commercial and retail financial services, including taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, and mortgage operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassification

Certain prior year's amounts have been reclassified to conform to the current year's presentation. Such reclassifications had no impact on the Company's stockholders' equity or net loss.

Guarantees

The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company, generally, holds collateral and/or personal guarantees supporting these commitments. The Company had $1,349,000 and $1,392,000 of standby letters of credit as of June 30, 2010 and June 30, 2009, respectively. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payments required under the corresponding guarantees. The amount of the liability as of June 30, 2010 and June 30, 2009 for guarantees under standby letters of credit issued is not material.

Off Balance Sheet Arrangements

In the ordinary course of business, the Company has entered into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

New Accounting Pronouncements

ASC Topic 860

In October 2009, the FASB issued Topic 860, "Accounting for Transfers of Financial Assets." The amendments in this Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.

This Update is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. Adoption of this ASC will not have a material impact on the Company's financial condition or results of operations.

ASC Topic 810

In October 2009, the FASB issued Topic 810, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." This Update amends the Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R).

The amendments in this Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements.

This Update is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. Adoption of this ASC will not have a material impact on the Company's financial condition or results of operations.

ASC Topic 820

The FASB has issued Topic 820, "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements." This ASC requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASC 820 amends

Codification Subtopic 820-10 to now require:

- A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

- In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, Topic 820 clarifies the requirements of the following existing disclosures:

- For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

- A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

Topic 820 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. Adoption of this ASC will not have a material impact on the Company's financial condition or results of operations.

ASU 2010-18

Topic 310, "Receivables", codifies the consensus reached in EITF Issue No. 09-I, "Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset." The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40.

Topic 310 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early application is permitted. Upon initial adoption of Topic 310, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. Adoption of this ASC will not have a material impact on the Company's financial condition or results of operations.

ASU 2010-20

ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, will help investors assess the credit risk of a company's receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures.

This ASU requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure.

The amendments in this Update apply to all public and nonpublic entities with financing receivables. Financing receivables include loans and trade account receivables. However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments.

The effective date of ASU 2010-20 differs for public and nonpublic companies. For public companies, the amendments that require disclosures as of the end of a reporting period are effective for periods *ending* on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods *beginning* on or after December 15, 2010. For nonpublic companies, the amendments are effective for annual reporting periods ending on or after December 15, 2011.

International Financial Reporting Standards

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

(2) Securities Available for Sale

Securities available for sale are summarized as follows as of June 30:

(In thousands)	2010			
	Amortized Cost	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
Corporate bonds	$ 1,500	$ 11	($ -)	$ 1,511
U.S. Government agencies	13,600	40	(3)	13,637
Mortgage-backed securities, residential	6,737	291	(4)	7,024
Collateralized mortgage obligations	3,314	-	(4)	3,310
	$25,151	$342	($ 11)	$25,482

	2009			
Corporate bonds	$ 2,980	$ 5	($ 167)	$ 2,818
U.S. Government agencies	6,586	3	(13)	6,576
Mortgage-backed securities, residential	6,539	155	(4)	6,690
	$16,105	$163	($ 184)	$16,084

The scheduled maturities of securities available for sale at June 30, 2010 are as follows:

(In thousands)	2010	
	Amortized Cost	**Fair Value**
Due in less than one year	$ 2,500	$ 2,507
Due in one to five years	1,000	1,001
Due after five through ten years	6,511	6,537
Due after ten years	5,089	5,103
Mortgage-backed securities, residential	6,737	7,024
Collateralized mortgage obligations	3,314	3,310
	$ 25,151	$25,482

During the years ended June 30, 2010 and 2009, $1.1 million and $0 in gross proceeds were received on securities sold at a gross gain of $71,000 and $0, respectively, using the specific identification method. Securities, issued by agencies of the federal government, with a carrying value of $5.1 million and $0 on June 30, 2010 and 2009, respectively, were pledged to secure the Bank's federal funds accommodation.

The following table shows the Company's investment securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2010.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
U.S. Government agencies	$ 1,586	$ (3)	$ -	$ -	$ 1,586	$ (3)
Mortgage-backed securities, residential	662	(4)	-	-	662	(4)
Collateralized mortgage obligations	3,310	(4)	-	-	3,310	(4)
Total Temporarily Impaired Securities	$ 5,558	$ (11)	$ -	$ -	$ 5,558	$ (11)

At June 30, 2010, the Company had 3 securities in an unrealized loss position. Unrealized losses detailed above relate primarily to U.S. Government agency bonds and mortgage-backed securities guaranteed by U.S. Government agencies. The decline in fair value is considered temporary and is primarily due to interest rate fluctuations. The Company does not have the intent to sell these securities, and it is more likely than not that it will not be required to sell the securities prior to their recovery. None of the individual unrealized losses are significant.

The following table shows the Company's investment securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2009.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
U.S. Government agencies	$ 3,565	$ (13)	$ -	$ -	$ 3,565	$ (13)
Corporate Bonds	-	-	2,311	(167)	2,311	(167)
Mortgage-backed securities, residential	-	-	1,077	(4)	1,077	(4)
Total Temporarily Impaired Securities	$ 3,565	$ (13)	$ 3,388	$ (171)	$ 6,953	$ (184)

(3) Loans Receivable

Loans receivable are summarized as follows as of June 30:

(In thousands)	**2010**	**2009**
Real estate secured by first mortgage:		
Residential	$ 65,106	$ 63,788
Commercial	46,940	49,188
Construction, net of loans in process	17,216	24,223
	129,262	137,199
Home improvement loans	9,616	10,138
Home equity loans	5,767	5,795
Other consumer loans	274	2,445
Commercial loans	51,311	54,170
Commercial leases	5,794	12,554
	202,024	222,301
Less:		
Deferred loan origination fees, net of costs	266	280
Unearned interest-consumer loans	567	761
Unearned interest-commercial leases	667	1,530
Purchase accounting premium, net	(172)	(220)
Allowance for loan losses	3,527	3,023
Loans receivable, net	$197,169	$216,927

The purchase accounting premium results from the April 2004 acquisition of Parkville Federal Savings Bank. The purchase premium was determined by comparing the fair values of the loans purchased to their carrying values on the books of the acquired entity, before consideration of uncollectibility. Fair values were determined through the use of a discounted cash-flow analysis. The premium is being amortized against interest income using the level-yield method.

Impaired loans are summarized as follows as of June 30:

(in thousands)	2010	2009
Impaired loans without a related allowance	$ 7,622	$ 8,626
Impaired loans with a related allowance	4,021	3,085
Total impaired loans	$ 11,643	$ 11,711
Allowance for impaired loans	$ 668	$ 382
Average investment in impaired loans	11,236	7,380
Interest income recognized on impaired loans:		
Accrual basis	-	-
Cash basis	106	529

The Company is not obligated to lend additional monies pertaining to the aforementioned impaired and non-accrual loans at June 30, 2010.

Loans on which the accrual of interest has been discontinued amounted to $9,728,000 and $11,241,000 at June 30, 2010 and 2009, respectively. The amount of interest that would have been recorded on non-accrual loans at June 30, 2010 and 2009, respectively, had the loans performed in accordance with their terms was approximately $693,000 and $730,000, respectively. The Company had no loan balances past due 90 days or more accruing interest at June 30, 2010 and 2009.

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

(In thousands)	2010	2009
Balance at beginning of year	$ 3,023	$ 1,834
Provision for losses on loans	3,701	5,902
Charge-offs	(3,362)	(4,904)
Recoveries	165	191
Balance at end of year	$ 3,527	$ 3,023

Commitments to extend credit are agreements to lend to customers, provided that terms and conditions of the commitment are met. Commitments are generally funded from loan principal repayments, excess liquidity and deposits. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Substantially all of the Company's outstanding commitments at June 30, 2010 and 2009 are for loans, which would be secured by various forms of collateral with values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

Outstanding commitments to extend credit are as follows:

	June 30, 2010	
(In thousands)	Fixed rate	Floating rate
Commercial business loans	$ 140	$ -
Real estate loans	3,714	8,057
Undisbursed lines of credit	5,881	4,251
	$ 9,735	$ 12,308
	June 30, 2009	
Commercial business loans	$ 4,624	$ -
Real estate loans	2,405	12,487
Undisbursed lines of credit	1,609	4,955
	$ 8,638	$ 17,442

Standby letters of credit are conditional commitments issued by Patapsco to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Patapsco holds collateral supporting those commitments for which collateral is deemed necessary.
As of June 30, 2010 and 2009, Patapsco had outstanding letters of credit of $1,349,000 and $1,392,000, respectively.

As of June 30, 2010 and 2009, Patapsco was servicing loans for the benefit of others in the amount of $18,656,000 and $19,901,000, respectively. These balances represent commercial and commercial real estate participations sold. No servicing assets or liabilities have been recognized on these transactions as the Company has determined that the benefits of servicing are just adequate to compensate the servicer for its servicing responsibilities.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable from related parties:

(in thousands)	At June 30, 2010	2009
Beginning balance	$ 509	$ 323
New loans or draws on existing loans	37	443
Loan repayments	(258)	(257)
Change in related party classification	(26)	-
Ending balance	$ 262	$ 509

(4) Real Estate Acquired Through Foreclosure and Other Repossessed Assets

At June 30, 2010 and 2009, the Company had real estate acquired through foreclosure and other repossessed assets of $2,875,000 and $1,265,000, respectively. Operating expenses, net of rental income was $260,000 and $9,000 for the years ended June 30, 2010 and June 30, 2009, respectively.

Real estate acquired through foreclosure is presented net of allowance for losses. An analysis of the allowance for losses on real estate acquired through foreclosure is as follows:

(in thousands)	Years Ended June 30, 2010	2009
Balance at beginning of year	$ -	$ -
Provision for losses	1,098	-
Charge-offs	(1,079)	-
Recoveries	-	-
Balance at end of year	$ 19	$ -

Expenses applicable to real estate acquired through foreclosure include the following:

(in thousands)	Years Ended June 30, 2010	2009
Provision for losses	$ 1,098	$ -
Operating expenses, net of rental income	260	9
Total	$ 1,358	$ 9

(5) Property and Equipment

Property and equipment are summarized as follows at June 30:

(In thousands)	**2010**	**2009**	**Estimated Useful lives**
Land	$ 152	$ 152	-
Building and improvements	4,508	4,508	30 - 40 years
Leasehold improvements	238	238	3 - 10 years
Furniture, fixtures and equipment	3,219	3,152	3 - 10 years
Total, at cost	8,117	8,050	
Less accumulated depreciation	4,358	4,085	
Property and equipment, net	$ 3,759	$ 3,965	

Rent expense was $229,000 and $227,000 in the years ended June 30, 2010 and 2009, respectively.

At June 30, 2010, the minimal rental commitments under non-cancellable operating leases relating to branch facilities are as follows:

Year ending June 30,	
2011	$ 182,160
2012	176,830
2013	167,114
2014	155,004
2015	155,004
Thereafter	1,550,040
	$2,386,152

(6) Deposits

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $27,651,000 and $27,042,000 at June 30, 2010 and 2009, respectively.

At June 30, 2010, the scheduled maturities of certificates of deposit are as follows:

(In thousands)

Twelve months ending June 30,	
2011	$ 59,242
2012	17,545
2013	2,695
2014	3,203
2015	15,886
Thereafter	458
	$ 99,029

(7) Junior Subordinated Debentures

On October 31, 2005, Patapsco Statutory Trust I, a Connecticut statutory business trust and an unconsolidated wholly-owned subsidiary of the Company, issued $5 million of capital trust pass-through securities to investors. The interest rate is fixed for the first seven years at 6.465%. Thereafter, the interest rate adjusts on a quarterly basis at the rate of the three month LIBOR plus 1.48%. Patapsco Statutory Trust I purchased $5,155,000 of junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after October 31, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on December 31, 2035.

(8) Borrowings

At June 30, 2010 and 2009, the Company had an agreement under a blanket-floating lien with the Federal Home Loan Bank of Atlanta providing the Company a line of credit of $50.7 million and $60.9 million, respectively. Borrowings totaled $17.1 million and $34.3 million at June 30, 2010 and 2009, respectively. The Company is required to maintain as collateral for its FHLB borrowings qualified mortgage loans in an amount greater than 100% of the outstanding advances. At June 30, 2010 the Bank had a Federal Funds accommodation with the Pacific Coast Bankers' Bank of $4 million. At June 30, 2010, there were no balances outstanding on this line. At June 30, 2010 and 2009, all borrowings are at fixed rates.

At June 30, the scheduled maturities of borrowings are as follows:

	2010		2009	
(In thousands)	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Under 12 months	$5,100	5.57%	$17,200	2.93%
12 months to 24 months	3,000	3.41	5,100	5.57
24 months to 36 months	--	--	3,000	3.41
36 months to 48 months	--	--	--	--
48 months to 60 months	--	--	--	--
60 months to 120 months	9,000	3.69	9,000	3.69
	$17,100	4.20%	$34,300	3.56%

The borrowings from the Federal Home Loan Bank of Atlanta with conversion or call features at June 30, 2010 are detailed below:

Balance	Rate	Maturity	Call\Conversion feature
$ 3,000,000	2.59%	10/09/2018	Callable on 10/12/2010 and every three months thereafter
5,100,000	5.57	11/17/2010	Callable every three months

(9) Income Taxes

The benefit for income taxes is composed of the following for the years ended June 30:

(In thousands)	2010	2009
Current:		
Federal	($ 919)	($815)
State	(126)	(225)
Total Current Income Tax Benefit	(1,045)	(1,040)
Deferred:		
Federal	(274)	(478)
State	(191)	(127)
Total Deferred Income Tax (Benefit) Expense	(465)	(605)
Total Income Tax Benefit	($1,510)	($1,645)

The net deferred tax asset consists of the following at June 30:

(In thousands)	2010	2009
Unrealized losses on securities available for sale	$ -	$ 8
Allowance for losses on loans and leases	1,458	1,192
Net operating loss carryforward	481	-
Reserve for uncollectable interest	252	165
Deferred compensation	50	319
Other	15	28
Total deferred tax assets	2,256	1,712
Unrealized gains on securities available for sale	(130)	-
Purchase accounting adjustment	(139)	(172)
Federal Home Loan Bank stock dividends	(168)	(168)
Depreciation	(196)	(76)
Total deferred tax liabilities	(633)	(416)
Net deferred tax asset	$ 1,623	$ 1,296

A reconciliation of the income tax benefit and the amount computed by multiplying loss before income taxes benefit by the statutory Federal income tax rate of 34% is as follows for the years ended June 30:

(In thousands)	**2010**	**2009**
Tax at statutory rate	($1,312)	($2,418)
State income tax benefit, net of Federal income tax benefit	(209)	(232)
Non-taxable goodwill impairment charge	-	1,005
Other	11	-
Income tax benefit	($1,510)	($1,645)
Effective tax rate	39.1%	23.1%

The Company has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts based on actual bad debt experience. Therefore, the provision for bad debts deducted from taxable income for Federal income tax purposes was based on the experience method.

We have net operating loss carryforwards for state and federal income tax purposes of approximately $2.3 million and $1.0 million, respectively, which are available to offset future taxable income and which expire in the fiscal year ending June 30, 2030. Management expects to fully realize the benefits of these tax loss carryforwards before their expiration.

The Company adopted the provisions of ASC Topic 740, "Income Taxes" which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the Company's evaluation of the implementation of Topic 740, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended June 30, 2010 and June 30, 2009. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Operations. The Company did not recognize any interest and penalties for the years ended June 30, 2010 and June 30, 2009. The tax years subject to examination by the taxing authorities are the years ended June 30, 2009, 2008 and 2007.

(10) Regulatory Matters

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $250,000. Patapsco pays an annual premium to provide for this insurance. Patapsco is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLBA) equal to at least 4.50% of the outstanding borrowings from the FHLBA plus the lesser of 0.20% of total assets or $25 million. The investment in the FHLBA stock is reported in the statement of financial condition as investment securities required by law. Purchases and sales of stock are made directly with Patapsco at par value.

Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $10.7 million of transaction accounts, reserves equal to 3% must be maintained on the next $44.5 million of transaction accounts, and a reserve of 10% must be maintained against all remaining transaction accounts. These reserve requirements are subject to adjustments by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At June 30, 2010 and 2009, the Bank met its reserve requirements of $545,000 and $490,000, respectively.

The Company, as the holding company for the Bank, has an annual cash requirement of approximately $655,000 for the payment of preferred stock dividends and debt service on the subordinated debentures. The only source of internal funds for the holding company is dividends from the Bank. The amount of dividends that can be paid to the Company from the Bank is limited by the retained earnings of the Bank in the current calendar year and the prior two calendar years. However, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

On May 6, 2010, the Company's Board of Directors determined to suspend regular quarterly cash dividends on the $6.0 million in Series A Preferred Stock and $300,000 in Series B Preferred Stock. On the same date, the Company's Board of Directors determined to suspend interest payments on the junior subordinated debentures. The Company's Board of Directors took these actions in consultation with the Federal Reserve Bank of Richmond as required by recent regulatory policy guidance. The Company currently has sufficient capital and liquidity to pay the scheduled dividends on the preferred stock and interest on the junior subordinated debentures; however, the Company believes these decisions will better support the capital position of The Patapsco Bank, a wholly owned subsidiary of the Company. As of June 30, 2010, a total of $82,000 in dividends on the Series A and B Preferred Stock and $82,000 in interest on the junior subordinated debentures had been deferred.

Patapsco is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patapsco must meet specific capital guidelines that involve quantitative measures of Patapsco's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Patapsco's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Bank must maintain minimum capital and other requirements of regulatory authorities when declaring or paying dividends. The Bank has complied with such capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require Patapsco to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 2010 and 2009, that Patapsco meets all capital adequacy requirements to which it is subject.

As of June 30, 2010, the most recent notification from banking regulators categorized Patapsco as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well or adequately capitalized Patapsco must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in tables below. There are no conditions or events since that notification that management believes have changed the institution's category.

At June 30, 2010, the Bank exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Bank's regulatory compliance at June 30, 2010.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets)........	$23,009	12.35%	$15,000	8.00%	$18,750	10.00%
Tier 1 Capital (to Risk Weighted Assets).......	20,663	11.09%	7,500	4.00%	11,250	6.00%
Tier 1 Leverage Ratio............................	20,663	7.76%	10,649	4.00%	13,311	5.00%

At June 30, 2009, the Bank exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Bank's regulatory compliance at June 30, 2009.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets).........	$23,933	11.58%	$16,536	8.00%	$20,670	10.00%
Tier 1 Capital (to Risk Weighted Assets)........	21,359	10.33%	8,268	4.00%	12,402	6.00%
Tier 1 Leverage Ratio..............................	21,359	7.98%	10,701	4.00%	13,377	5.00%

(11) Stockholders' Equity and Related Matters

In 1995, the Bank converted from a federally chartered mutual savings association to a capital stock savings bank. Simultaneously, the Bank consummated the formation of a holding company, Patapsco Bancorp, Inc., of which the Bank is a wholly-owned subsidiary. In connection with the conversion, the Company publicly issued 362,553 shares of its common stock.

Federal regulations required that, upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with Patapsco after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts. At conversion the liquidation account totaled approximately $6,088,000. In addition to the foregoing, certain bad debt reserves of approximately $2,561,000 deducted from income for federal income tax purposes and included in retained earnings of Patapsco, are not available for the payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Patapsco, on the amount removed from the reserves for such distributions. The unrecorded deferred income tax liability on the above amount was approximately $989,000.

(12) Preferred Stock

On December 19, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement, and the related Securities Purchase Agreement – Standard Terms (collectively, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury"), pursuant to which the Company issued (i) 6,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference of $1,000 per share ("Series A preferred stock"), and (ii) a warrant to purchase an additional $300,000 in preferred stock ("Series B preferred stock"), for an aggregate purchase price of $6.0 million.

The Series A preferred stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum until February 15, 2014. Beginning February 15, 2014, the dividend rate will increase to 9% per annum. On and after February 15, 2012, the Company may, at its option, redeem shares of Series A preferred stock, in whole or in part, at any time and from time to time, for cash at a per share amount equal to the sum of the liquidation preference per share plus any accrued and unpaid dividends to but excluding the redemption date. Prior to February 15, 2012, the Company may redeem shares of Series A preferred stock only if it has received aggregate gross proceeds of not less than $1,500,000 from one or more qualified equity offerings, and the aggregate redemption price may not exceed the net proceeds received by the Company from such offerings. The redemption of the Series A preferred stock requires prior regulatory approval.

On December 19, 2008, Treasury exercised all of the warrants on the Series B preferred stock at the exercise price of $0.01 per share. The Series B preferred stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 9% per annum. The Series B preferred stock may not be redeemed until all the Series A preferred stock has been redeemed.

The Series A preferred stock and Series B preferred stock were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Neither the Series A preferred stock nor the Series B preferred stock will be subject to any contractual restrictions on transfer.

(13) Benefit Plans

Employee Stock Ownership Plan

Patapsco had previously established an Employee Stock Ownership Plan (ESOP) for its employees. All ESOP shares contained a "Put Option" which required the Company to repurchase the share at the then fair market value subject to the availability of retained earnings.

The ESOP shares have been fully allocated, the Plan terminated and as of June 30, 2009 all shares subject to put option have been repurchased.

For the years ended June 30, 2010 and 2009 there was no compensation expense recognized related to the ESOP.

2004 Stock Incentive Plan

In October 2004, the shareholders of the Company approved the 2004 Stock Incentive Plan. Under this plan, 90,000 shares of common stock are available for issuance under a variety of awards. An additional 40,146 shares were made available for issuance to settle past deferred compensation obligations. This new plan replaced the Director's retirement plan that was effective since September 1995. At the time of adoption, the directors had the option to reallocate their deferred compensation assets.

In May 2009, the Board of Directors voted to terminate the directors deferred compensation portion of the Plan. Accordingly, 57,255 deferred shares were distributed to the respective directors in May 2010, and are now included as issued shares. The remaining portion of the Plan continues to remain in effect. As of June 30, 2010 there are 2,250 non-vested shares outstanding under this plan.

Compensation expense recognized in connection with these plans during the years ended June 30, 2010 and 2009 was $26,000 and $63,000, respectively.

A summary of the status of the Company's non-vested shares as of June 30, 2010 is presented below:

	Common Shares	Weighted Average Grant-Date Fair Value
Non-Vested as of June 30, 2009	13,484	$ 12.12
Vested	(11,234)	$ 13.12
Issued	-	$ -
Forfeited	-	$ -
Non-vested at June 30, 2010	2,250	$ 7.10

As of June 30, 2010, there was $5,000 of total unrecognized compensation costs related to non-vested share-based compensation. The cost is expected to be recognized over a weighted average period of twelve months. At grant date, vesting of the shares was "cliff" vesting at the end of either a two or three year period.

Stock Options

The Company's 1996 Stock Options and Incentive Plan (Plan) was approved by the stockholders at the 1996 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. In October 1996, the Company granted options to purchase 137,862 shares at $4.60 per share. There are no remaining options to be issued under this plan.

The Company's 2000 Stock Option and Incentive Plan was approved by the stockholders at the 2000 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. The Plan provides for one-fifth of the options granted to be exercisable on each of the first five anniversaries of the date of grant. Under this plan, in August 2001 the Company granted options to purchase 99,975 shares at $6.29 per share. There are 8,971 options eligible to be issued under this plan.

The following table summarizes the status of and changes in the Company's stock option plans during the past two years.

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value(000s)
Outstanding, June 30, 2008	20,832	$ 6.29	20,832	$ 6.29	$ 19
Granted	-	-			
Exercised	-	-			
Cancelled	-	-			
Outstanding, June 30, 2009	20,832	$ 6.29	20,832	$ 6.29	$ -
Granted	-	-			
Exercised	-	-			
Cancelled	-	-			
Outstanding, June 30, 2010	20,832	$ 6.29	20,832	$ 6.29	$ -

The following table summarizes information about stock options outstanding at June 30, 2010.

Exercise Price of All Options	Number Outstanding	Remaining Contractual Life	Number Exercisable
$ 6.29	20,832	1.11 years	20,832

401(K) Retirement Savings Plan

The Company has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary subject to limitations established by the Internal Revenue Service. The Company is obligated to contribute 3% of each employee's salary, whether or not the employee contributes their own money. All employees who have completed six months of service with the Company in which they have worked more than 500 hours, and are at least 21 years old, are eligible to participate. The Company's contribution to this plan was $91,000 and $87,000 for the years ended June 30, 2010 and 2009, respectively. Additionally, there is a discretionary profit sharing component to the 401K plan. There were no discretionary contributions for the plan for the years ended June 30, 2010 and 2009.

(14) Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

The components of comprehensive loss and related tax effects are as follows:

($ in thousands)	For the Year Ended June 30 2010	2009
Net loss	$ (2,349)	$ (5,466)
Reclassification adjustment for gains realized in income	(71)	-
Change in unrealized gains on securities available-for-sale	421	291
Tax effect	(138)	(115)
Comprehensive loss	$ (2,137)	$ (5,290)

(15) Fair Value of Financial Instruments and Fair Value Measurements

ASC 825, "Financial Instruments" requires the Company to disclose estimated fair values for certain on- and off-balance sheet financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments as of June 30, 2010 and 2009.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

The carrying amount and estimated fair value of financial instruments is summarized as follows at June 30:

	2010		2009	
(In thousands)	**Carrying Amount**	**Fair value**	**Carrying Amount**	**Fair value**
Assets:				
Cash and cash equivalents	$ 28,043	$ 28,043	$ 19,794	$ 19,794
Investment securities available for sale	25,482	25,482	16,084	16,084
Loans receivable	197,169	205,092	216,927	223,991
Securities required by law	2,848	2,848	2,817	2,817
Accrued interest receivable	1,482	1,482	1,596	1,596
Liabilities:				
Deposits	228,789	228,846	207,795	208,571
Long-term debt	22,100	21,084	39,300	40,539
Accrued interest payable	392	392	450	450
Off balance sheet instruments:				
Commitments to extend credit	-	-	-	-

Cash and Cash Equivalents - Due from Banks, Interest Bearings Deposits with Banks and Federal Funds Sold
The statement of financial condition carrying amounts for cash and due from banks, interest bearing deposits with banks and federal funds sold approximate the estimated fair values of such assets.

Securities Available for Sale
The fair value of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices.

Loans Receivable
Loans receivable were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential and nonresidential, construction and land, second mortgage loans, commercial, and consumer. Each loan category was further segmented by fixed and adjustable rate interest terms.

The fair value of loans was calculated by discounting anticipated cash flows based on weighted average contractual maturity, weighted average coupon and market rates.

Impaired Loans
The Company considers loans to be impaired when it becomes probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All non-accrual loans are considered impaired. The measurement of impaired loans is based on the present value of the expected cash flows discounted at the historical effective interest rate, the market price of the loan, or the fair value of the underlying collateral. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $4.0 million and $3.1 million less their specific valuation allowances of $668,000 and $382,000 at June 30, 2010 and 2009, respectively as determined under ASC 310, "Receivables". The increase in the allowance of $286,000 and $382,000 in the years ended June 30, 2010 and 2009 resulted in impairment charges of $286,000 and $382,000, which were included in earnings.

Real Estate Acquired Through Foreclosure
Real estate acquired through foreclosure and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of carrying cost or fair value less estimated costs to sell. Fair value is determined utilizing third party appraisals, broker price opinions or other similar methods. Fair value is updated at least annually and more often if circumstances dictate.

Securities required by Law
The carrying amount of securities required by law approximates its fair value.

Accrued Interest Receivable
The carrying amount of accrued interest receivable approximates its fair value.

Deposits
Under Topic 825, the fair value of deposits with no stated maturity, such as non-interest bearing deposits, interest bearing NOW accounts and statement savings accounts, is equal to the carrying amounts. The fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using market rates.

Long-Term Debt
The fair value of long-term debt was based on the discounted value of contractual cash flows, using market rates.

Accrued Interest Payable
The carrying amount of accrued interest payable approximates its fair value.

Off-Balance Sheet Financial Instruments and Standby Letters of Credit
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments, undisbursed lines of credit on commercial business loans and standby letters of credit. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The fair values of such commitments are immaterial.

The disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles. Core deposit intangibles represent the value attributable to total deposits based on an expected duration of customer relationships.

The Company complies with ASC 820, "Fair Value Measurements and Disclosures," which defines the concept of fair value, establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. ASC 820 applies only to fair value measurements required or permitted under current accounting pronouncements, but does not require any new fair value measurements. Fair value is defined as the price to sell an asset or to transfer a liability in an orderly transaction between willing market participants as of the measurement date. The statement also expands disclosures about financial instruments that are measured at fair value and eliminates the use of large position discounts for financial instruments quoted in active markets. The disclosure's emphasis is on the inputs used to measure fair value and the effect of the measurement on earnings for the period.

ASC 820 permitted a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application ASC 820 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company has elected to defer in accordance with FSP 157-2 with regards to other real estate owned and intangible assets.

ASC 820 clarifies the how an entity would determine fair value in an inactive market and defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. ASC 820 provides additional guidance in determining when the volume and level of activity for the asset or liability has significantly decreased. It also includes guidance on identifying circumstances when a transaction may not be considered orderly. ASC 820 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value. This ASC clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The ASC provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

The Company has an established and documented process for determining fair values. Fair value is based on quoted market prices, when available. If listed prices or quotes are not available, fair value is based on fair value models that use market participant or independently sourced market data, which include discount rate, interest rate yield curves, prepayment speeds, bond ratings, credit risk, loss severities, default rates, and expected cash flow assumptions. In addition, valuation adjustments may be made in the determination of fair value. These fair value adjustments may include amounts to reflect counterparty credit quality, creditworthiness, liquidity, and other unobservable inputs that are applied consistently over time. These adjustments are estimated and therefore, subject to managements' judgment, and at times, may be necessary to mitigate the possibility of error or revision in the estimate of the fair value provided by the model. The Company has various controls in place to ensure that the valuations are appropriate, including review and approval of the valuation models, benchmarking, comparison to similar products, and reviews of actual cash settlements. The methods described above may produce fair value calculations that may not be indicative of the net realizable value or reflective of future fair values. While the Company believes its valuation methods are consistent with other financial institutions, the use of different methods or assumptions to determine fair values could result in different estimates of fair value.

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based on the inputs used to value the particular asset or liability at the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices of identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Each financial instrument's level assignment within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement for that particular category.

For financial assets measured at fair value on a recurring and nonrecurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

(In thousands)	At June 30, 2010			
	Total	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:				
Securities available for sale	$ 25,482	$ -	$ 25,482	$ -
Real estate acquired through foreclosure	$ 2,875	$ -	$ -	$ 2,875
Measured at fair value on a nonrecurring basis:				
Impaired Loans	S 3,353	$ -	$ -	$ 3,353

(In thousands)	At June 30, 2009			
	Total	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:				
Securities available for sale	$ 16,084	$ -	$ 16,084	$ -
Measured at fair value on a nonrecurring basis:				
Impaired Loans	S 2,703	$ -	$ -	$ 2,703

(16) Condensed Financial Information (Parent Company Only)

Summarized financial information for the Company is as follows as of and for the years ended June 30:

(In thousands)

Statements of Financial Condition	**2010**	**2009**
Cash	$ 1,585	$ 1,905
Loans	-	1,000
Equity in net assets of the bank	21,056	21,592
Other assets	379	421
Total Assets	$ 23,020	$ 24,918
Accrued expenses and other liabilities	$ 650	$ 226
Subordinated Debentures	5,000	5,000
Stockholders' equity	17,370	19,692
Total Liabilities & Stockholders' Equity	$ 23,020	$ 24,918

(In thousands)

Statements of Operations	**2010**	**2009**
Total Interest Income	$ 24	$ 84
Total Interest Expense	323	323
Non-interest Income	16	-
Non-interest Expense	1	6
Loss before equity in net loss of subsidiary and income tax benefit	(284)	(245)
Net loss of subsidiary	(2,175)	(5,323)
Loss before income tax benefit	(2,459)	(5,568)
Income tax benefit	(110)	(102)
Net loss	($2,349)	($5,466)

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands)

Statements of Cash Flows	**2010**	**2009**
Operating activities:		
Net loss	($2,349)	($5,466)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Equity in net loss of subsidiary	2,175	5,323
(Increase) decrease in other assets	15	(136)
Increase (decrease) in accrued expenses and other liabilities	484	(55)
Net cash provided by (used in) operating activities	325	(334)
Investing activities:		
Additional investment in subsidiary stock	(1,400)	(4,000)
Net reduction in loan receivable	1,000	375
Net cash used in investing activities	(400)	(3,625)
Financing activities:		
Proceeds from issuance of preferred and warrant preferred stock	-	6,000
Issuance of common stock	-	5
Cash dividends paid	(245)	(468)
Net cash provided by (used in) financing activities	(245)	5,537
Net increase (decrease) in cash and cash equivalents	(320)	1,578
Cash and cash equivalents, beginning of year	1,905	327
Cash and cash equivalents, end of year	$ 1,585	$ 1,905

Non-cash Transaction: A portion of a loan in the amount of $0 and $1,000,000 was contributed to a subsidiary in 2010 and 2009, respectively.

BOARD OF DIRECTORS

Thomas P. O'Neill
Chairman of the Board

Michael J. Dee
President and Chief Executive Officer
of the Company and the Bank

Nicole N. Glaeser
Budget Director for Baltimore County
Police Department

Gary R. Bozel
Managing Principal
Gary R. Bozel & Associates, P.A.

William R. Waters
Retired Automobile Dealer
Owner Bel Air Medicine, Inc.

J. Thomas Hoffman
Self-employed financial consultant

MANAGEMENT

Michael J. Dee
President and Chief Executive Officer

Phil Phillips
Senior Vice President - Loan
Administration and Workouts

William C. Wiedel, Jr.
Senior Vice President - Treasurer
Chief Financial Officer

Laurence S. Mitchell
Senior Vice President – Lending

Linda Linz
Senior Vice President –
Branch & Deposit Administration

CORPORATE INFORMATION

Independent Registered Public Accounting Firm
ParenteBeard LLC
100 West Road, Suite 404
Towson, Maryland 21204-2368

General Counsel
Nolan Plumhoff & Williams
Suite 700, Nottingham Centre
502 Washington Avenue
Towson, Maryland 21204-4528

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-(800) 368-5948

Special Counsel
Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

Annual Meeting
The 2010 Annual Meeting of Stockholders will be held on November 4, 2010 at 5:00 p.m. at the office of The Patapsco Bank located at 1301 Merritt Boulevard, Dundalk, Maryland 21222.

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2010 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2010 Annual Meeting upon written request to: Secretary, Patapsco Bancorp, Inc., 1301 Merritt Boulevard, Dundalk, Maryland 21222-2194.

PATAPSCO BANCORP

Over 99 Years of Continuous Service

1301 Merritt Boulevard • Dundalk, Maryland 21222
(410) 285-1010 • (410) 285-6790 Fax


EQUAL HOUSING
LENDER




FDIC
INSURED